SMARTHEAT INC.
1802 North Carson Street, Suite 212
Carson City, Nevada 89701

August 7, 2012

VIA EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 1-34246

Dear Mr. Cash:

This letter is submitted to confirm a prior telephone conversation our attorneys had with the Staff of the Securities and Exchange Commission (the “Staff”), and to serve as notice, that SmartHeat Inc. (the “Company”) is in receipt of the Staff’s correspondence dated July 20, 2012, to the Company regarding the above-captioned filings of the Company. The Company plans to furnish a response on or about the date the Company files its Form 10Q for the quarterly period ended June 30, 2012.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Oliver Bialowons
Oliver Bialowons
President

cc:           Robert Newman, Newman & Morrison LLP